ANGLO AMERICAN

07024617

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

SUPPL

12 June, 2007

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 15 - 21 May / 5 - 13 June 2007

Director/PDMR intereresets

- SIP – 11 Jun
- C Carroll NED appointment – 15 May / 6 Jun
- DBP Havenstein – 4 Jun

Other

- Total Voting Rights AA plc – 4 Jun

For and on behalf of Anglo American plc

Yours faithfully

Catherine Marshall

Jew 6/20

C Marshall
Companies Secretary
Encs

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 500,000 of its ordinary shares on 12 June 2007 at prices between £29.49 and £30.18 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 67,044,530 ordinary shares in treasury, and has 1,474,613,220 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 77,069,719 ordinary shares, representing 5.23 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
13 June 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 350,000 of its ordinary shares on 11 June 2007 at prices between £29.41 and £29.74 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 66,544,530 ordinary shares in treasury, and has 1,475,113,220 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 77,069,719 ordinary shares, representing 5.22 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Compnay Secretary
Anglo American plc
12 June 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 500,000 of its ordinary shares on 8 June 2007 at prices between £28.55 and £29.40 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 66,194,530 ordinary shares in treasury, and has 1,475,463,220 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 77,069,719 ordinary shares, representing 5.22 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Compnay Secretary
Anglo American plc
11 June 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 8 June 2007:

1. 7,381 Shares were allocated to employee participants as matching shares.

2. The following executive director / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £29.06 and were allocated and equal number of matching shares, free of charge:

B R Beamish	(PDMR)	4 shares
R J King	(PDMR)	5 shares
R Médori	(director)	4 shares
D Weston	(PDMR)	4 shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
11 June 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 7 June 2007, an independent company purchased 8,274 ordinary shares of the Company at an average price of £29.42 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 500,000 of its ordinary shares on 7 June 2007 at prices between £28.93 and £29.79 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 65,694,530 ordinary shares in treasury, and has 1,475,963,220 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 77,069,719 ordinary shares, representing 5.22 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
8 June 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 6 June 2007, an independent company purchased 69,800 ordinary shares of the Company at prices between £29.80 and £29.92 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 398,700 of its ordinary shares on 6 June 2007 at prices between £29.63 and £30.29 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 65,194,530 ordinary shares in treasury, and has 1,476,463,220 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 77,061,445 ordinary shares, representing 5.22 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
6 June 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directors' appointments

The Company announces that on 6 June 2007, Mrs C Carroll, Chief Executive of the Company, was appointed as a Non Executive Director of BP PLC.

This notification satisfies the Company's obligations under the Financial Services Authority Listing Rule 9.6.14.

Andy Hodges
Deputy Secretary
6 June 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion referred to in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 400,000 of its ordinary shares on 5 June 2007 at prices between £30.47 and £30.99 per share. The purchased shares will all be held as treasury shares

Anglo American plc currently holds 64,795,830 ordinary shares in treasury, and has 1,476,861,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 76,991,645 ordinary shares, representing 5.21 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
6 June 2007

Anglo American plc
(the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directors' Interests

The Company announces that on 1 June 2007 Mr R Havenstein, a Person Discharging Managerial Responsibility of the Company, acquired ordinary shares of ZAR0.10 each in the capital of a subsidiary of the Company, Anglo Platinum Limited as follows:

ANGLO PLATINUM LIMITED - ACQUISITION / CONVERSION OF SECURITIES BY DIRECTORS

Name of Director	:	Mr R Havenstein
Name of Company	:	Anglo Platinum Ltd
Date of Transaction	:	1 June 2007
Share Price (per share)	:	R1 193,75
Amount of Shares	:	696 DBPs 6 574 LTIPs
Class of Security	:	Ordinary shares of 10 cents each
Nature of Transaction	:	Purchase of matching shares in accordance with the Company's Deferred Bonus Plan. Purchase of shares in accordance with the Company's Long Term Incentive Plan
Nature of Interest	:	Beneficial

The notification of this transaction satisfies the Company's obligations under both the Companies Act and the Listing and Disclosure and Transparency Rules.

Andy Hodges
Deputy Secretary

4 June 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion referred to in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 360,310 of its ordinary shares on 4 June 2007 at prices between £30.65 and £31.14 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 64,395,830 ordinary shares in treasury, and has 1,477,261,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 76,991,645 ordinary shares, representing 5.21 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
5 June 2007

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 1 June 2007:

- it had 1,541,657,750 issued ordinary shares of US$0.50 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;
- it held 64,035,520 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;
- accordingly, it had total voting rights of 1,477,622,230.

The total voting rights figure (1,477,622,230) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Andy Hodges
Deputy Company Secretary
Anglo American plc
4 June 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 18 May 2007, an independent company purchased 348,386 ordinary shares of the Company at prices between £27.85 and £28.87 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 63,145,830 ordinary shares in treasury, and has 1,478,511,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 74,052,767 ordinary shares, representing 5.00 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
21 May 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion referred to in the annnual results announcement of 21 February 2007 commenced on 1 May 2007. The Company announces that on 17 May 2007 an independent company purchased 470,810 ordinary shares of the Company at prices between £28.18 and £28.80 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 350,000 of its ordinary shares on 17 May 2007 at prices between £27.99 and £28.83 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 63,145,830 ordinary shares in treasury, and has 1,478,511,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 73,704,381 ordinary shares, representing 4.99 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
18 May 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion referred to in the annnual results announcement of 21 February 2007 commenced on 1 May 2007. The Company announces that on 16 May 2007 an independent company purchased 262,346 ordinary shares of the Company at prices between £28.65 and £28.80 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 150,000 of its ordinary shares on 16 May 2007 at prices between £28.62 and £28.86 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 62,795,830 ordinary shares in treasury, and has 1,478,861,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 73,233,571 ordinary shares, representing 4.95 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
17 May 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion referred to in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 250,000 of its ordinary shares on 15 May 2007 at prices between £28.35 and £28.9950 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 62,795,830 ordinary shares in treasury, and has 1,478,861,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 73,233,571 ordinary shares, representing 4.95 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
17 May 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion referred to in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 250,000 of its ordinary shares on 15 May 2007 at prices between £28.35 and £28.9950 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 62,645,830 ordinary shares in treasury, and has 1,479,011,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 72,971,225 ordinary shares, representing 4.93 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
16 May 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directors' appointments

The Company announces that on 5 May 2007, Mrs C Carroll, Chief Executive of the Company, was appointed as a Non Executive Director of AngloGold Ashanti Limited.

This notification satisfies the Company's obligations under the Financial Services Authority Listing Rule 9.6.14.

Nick Jordan
Company Secretary
15 May 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion referred to in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 250,000 of its ordinary shares on 14 May 2007 at prices between £28.49 and £29.44 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 62,395,830 ordinary shares in treasury, and has 1,479,261,920 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 72,971,225 ordinary shares, representing 4.93 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
15 May 2007

END